FOURTH AMENDMENT TO STANDARD FORM LEASE

This Fourth Amendment to Standard Form Lease (this "Fourth Amendment") is made and entered into by and between KBS SOUTHPARK COMMERCE CENTER II, LLC, a Delaware limited liability company (hereinafter "Landlord"), the successor-in-interest to Southpark Jack, L.L.C., and ZARLINK SEMICONDUCTOR (U.S.) INC., a Delaware corporation (hereinafter "Tenant"), effective as of the date on which Landlord executes this Fourth Amendment, (the "Effective Date").

WIT N E SSE T H:

WHEREAS, Landlord's predecessor-in-interest and Tenant's predecessor-in-interest previously entered into that certain Standard Form Lease dated effective as of September 14, 2000 (the "Original Lease"), as amended by (i) that certain First Amendment to Lease dated December 19, 2000 (the "First Amendment"), (ii) that certain Second Amendment to Lease dated effective February 1, 2001 (the "Second Amendment"), and (iii) that certain Third Amendment to Lease dated July 15, 2003 (the "Third Amendment", and together with the Original Lease, First Amendment and Second Amendment, collectively hereinafter, the "Lease"), pursuant to which Landlord is currently leasing to Tenant certain premises known as Suite 200 containing a total of 70,700 square feet of building space (the "Premises") located in the Southpark Commerce Center, Phase II, Building 2 (the "Building") located at 4509 Freidrich Lane, Austin, Texas 78744; and

WHEREAS, Landlord and Tenant desire to amend the terms of the Lease to extend the Term of the Lease and to modify certain terms and provisions of the Lease.

NOW, THEREFORE, pursuant to the foregoing, and in consideration of the mutual covenants and agreements contained in the Lease and herein, the Lease, effective as of the date of this Fourth Amendment, is hereby modified and amended as set out below:

1. All capitalized terms used herein shall have the same meaning as defined in the Lease, unless otherwise defined in this Fourth Amendment.

2. On and as of the Effective Date, the Term of the Lease is hereby extended for sixty (60) additional months commencing on June 1, 2008 (the "Extension Term Commencement Date") and ending on May 31, 2013 (the "Extension Term").

3. Throughout the Extension Term, the Monthly Rent for the Premises shall be as follows:

(a)
From the Extension Term Commencement Date (June 1, 2008) through May 31, 2009, the Monthly Rent shall be $61,862.50 ($10.50 per Premises Square Footage);
(b)
From June 1, 2009 through May 31, 2010, the Monthly Rent shall be $67,754.17 ($11.50 per Premises Square Footage);
(c)
From June 1, 2010 through May 31, 2011, the Monthly Rent shall be $73,645.83 ($12.50 per Premises Square Footage);
(d)
From June 1, 2011 through May 31, 2012, the Monthly Rent shall be $79,537.50 ($13.50 per Premises Square Footage); and
(e)
From June 1, 2012 through May 31, 2013, the Monthly Rent shall be $85,429.17 ($14.50 per Premises Square Footage).

4. During the Extension Term, the Premises is hereby leased to Tenant, and Tenant agrees to accept the Premises, in its "AS-IS", "WHERE-IS" and "WITH ALL FAULTS" condition, and Tenant acknowledges that Landlord shall have no obligation to refurbish or otherwise improve the Premises throughout the Extension Term; provided, however, Landlord shall provide Tenant with an allowance of up to $353,500.00 ($5.00 per Premises Square Footage) for the purpose of constructing Tenant Improvements in the Premises, all in accordance with the terms and conditions contained in Exhibit A. Tenant further acknowledges and agrees that on and as of the Effective Date, the leasehold improvements set forth and described in Exhibit C and Exhibit C-l of the Original Lease and Exhibit B of the First Amendment have been completed and satisfied and that such provisions are hereby deleted in their entirety and are of no further force and effect.

5. Paragraph 7 and Paragraph 10 of the Third Amendment are hereby deleted in their entirety and shall be of no further force or effect.

6. Paragraph 7.4 of the Original Lease is hereby amended to provide that, with respect to the calculation of Real Property Taxes attributable to all periods from and after January 1,2008, Real Property Taxes shall expressly include any tax, assessment or similar charge on the rents or profits from the Premises or Building (including, without limitation, any franchise or margin tax that Landlord is required to pay under Chapter 171 of the Texas Tax Code or due to House Bill No.3, 79th Legislative, 3rd Called Session, 2006) levied against Landlord and/or the Project in lieu of ad valorem taxes on the Project or otherwise as a result of property tax reform in the State of Texas.

7. Tenant shall have one five year option to renew in accordance with the terms and conditions set forth in Exhibit B.

8. Notwithstanding anything contained in the Lease to the contrary, aside from the renewal option referenced in the immediately preceding paragraph, Tenant has no preferential rights or options under the Lease, as herein amended, including, without limitation, any purchase, renewal, expansion, first offer, first refusal, or termination rights or options.

9. As of the Effective Date, the Address of Landlord, as set forth in Paragraph 1.1 of the Original Lease, shall be revised to the following:

KBS Southpark Commerce Center II, LLC
 c/o CB Richard Ellis, Inc.
100 Congress, Suite 500
Austin, Texas 78701

With a copy to:

KBS Capital Advisors LLC
620 Newport Center Drive
Suite 1300
Newport Beach, California 92660
Attn: Walter C. Foster, Senior Vice President

10. Notwithstanding anything to the contrary contained in the Lease, as of the Effective Date, Tenant shall mail all rent payments to the following address:

KBS Southpark Commerce Center II, LLC
P.O. Box 79003
City of Industry, California 91716-9003

11. Landlord represents and warrants to Tenant, that Landlord has no agreements, oral or written, to pay any other real estate broker, other than Transwestern ("Broker"), in connection with the negotiation and execution of this Fourth Amendment. Tenant represents and warrants to Landlord, that Tenant has no agreements, oral or written, with any other real estate broker regarding the payment of any commission in connection with the negotiation and execution of this Fourth Amendment. Tenant agrees to indemnify Landlord and hold Landlord harmless from and against any and all costs, expenses or liability for commissions or other compensations or charges claimed by any broker or agent, including Staubach ("Claimant"), but excluding Broker, with respect to this Fourth Amendment. Tenant's indemnification is conditioned upon the following: (i) the Claimant alleges it represented Tenant in the negotiations and execution of this Fourth Amendment (ii) Landlord promptly notifies Tenant in writing of such claim; (iii) Landlord will give Tenant control over the defense, negotiation or settlement of such claim, subject to Landlord's reasonable approval of counsel; and (iv) Landlord will cooperate with Tenant in the defense or settlement of such claim.

12. With the exception of those terms and conditions specifically modified and amended herein, the herein referenced Lease shall remain in full force and effect in accordance with all its terms and conditions. In the event of any conflict between the terms and provisions of this Fourth Amendment and the terms and provisions of the Lease, the terms and provisions of this Fourth Amendment shall supersede and control.

13. This Fourth Amendment may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts shall constitute one agreement. To facilitate execution of this Fourth Amendment, the parties may execute and exchange facsimile counterparts of the signature pages and facsimile counterparts shall serve as originals.

IN WITNESS WHEREOF, the parties hereto have executed this Fourth Amendment to Standard Form Office Lease to be effective as of the day and year as first above written.

LANDLORD:

KBS SOUTHPARK COMMERCE CENTER II, LLC, a Delaware limited liability company

By: KBS Capital Advisors, LLC, a Delaware limited liability company, its agent

By: /s/ Walter C. Foster
Name: Walter C. Foster, Senior Vice president
Date: March 14, 2008

TENANT:

ZARLINK SEMICONDUCTOR (U.S.) INC., a Delaware corporation

By: /s/ Andre Levasseur
Name: Andre Levasseur
Title: Corporate Comptroller
Date: March 14, 2008

EXHIBIT A

WORK LETTER

THIS WORK LETTER is attached as Exhibit A to the Fourth Amendment to Standard Form Lease between KBS Southpark Commerce Center II, LLC, as Landlord, and Zarlink Semiconductor (U.S.) Inc., as Tenant, and constitutes the further agreement between Landlord and Tenant as follows:

(a)    Tenant Improvements. Landlord, at Tenant's sole cost and expense, agrees to furnish or perform those items of construction and those improvements (the "Tenant Improvements") specified in the Final Plans to be agreed to by Landlord and Tenant as set forth in Paragraph (b) below; provided, however, Landlord shall pay for the cost of such Tenant Improvements up to the extent of Landlord's Construction Allowance as set forth in Paragraph (e) below.

(b)    Space Planner. Landlord has retained a space planner (the "Space Planner") to prepare certain plans, drawings and specifications (the "Temporary Plans") for the construction of the Tenant Improvements to be installed in the Premises by a general contractor selected by Landlord pursuant to this Work Letter. Tenant shall deliver to Space Planner within thirty (30) days after the execution of this Fourth Amendment all necessary information required by the Space Planner to complete the Temporary Plans. Tenant shall have fifteen (15) days after its receipt of the proposed Temporary Plans to review the same and notify Landlord in writing of any comments or required changes, or to otherwise give its approval or disapproval of such proposed Temporary Plans. If Tenant fails to give written comments to or approve the Temporary Plans within such fifteen (15) day period, then Tenant shall be deemed to have approved the Temporary Plans as submitted. Landlord shall have fifteen (15) days following its receipt of Tenant's comments and objections to redraw the proposed Temporary Plans in compliance with Tenant's request and to resubmit the same for Tenant's final review and approval or comment within fifteen (15) days of Tenant's receipt of such revised plans. Such process shall be repeated twice and if at such time final approval by Tenant of the proposed Temporary Plans has not been obtained, then Landlord shall complete such Temporary Plans, at Tenant's sole cost and expense, and it shall be deemed that Tenant has approved the Temporary Plans. Once Tenant has approved or has been deemed to have approved the Temporary Plans, then the approved (or deemed approved) Temporary Plans shall be thereafter known as the "Final Plans". The Final Plans shall include the complete and final layout, plans and specifications for the Premises showing all doors, light fixtures, electrical outlets, telephone outlets, wall coverings, plumbing improvements (if any), data systems wiring, floor coverings, wall coverings, painting, any other improvements to the Premises beyond the shell and core improvements provided by Landlord and any demolition of existing improvements in the Premises. The improvements shown in the Final Plans shall (i) utilize Landlord's building standard materials and methods of construction, (ii) be compatible with the shell and core improvements and the design, construction and equipment of the Premises, and (iii) comply with all applicable laws, rules, regulations, codes and ordinances.

(c)    Bids. As soon as practicable following the approval of the Final Plans, Landlord shall (i) obtain a written non-binding itemized estimate of the costs of all Tenant Improvements shown in the Final Plans as prepared by a general contractor selected by Landlord, and (ii) if required by applicable law, codes or ordinances, submit the Final Plans to the appropriate governmental agency for the issuance of a building permit or other required governmental approvals prerequisite to commencement of construction of such Tenant Improvements ("Permits"). Tenant acknowledges that any cost estimates are prepared by the general contractor and Landlord shall not be liable to Tenant for any inaccuracy in any such estimate. Within fifteen (15) days after receipt of the written nonbinding cost estimate prepared by the general contractor, Tenant shall either (A) give its written approval thereof and authorization to proceed with construction or (B) immediately request the Space Planner to modify or revise the Plans in any manner desired by Tenant to decrease the cost of the Tenant Improvements. If Tenant is silent during such fifteen (15) day period, then Tenant shall be deemed to have approved such non-binding cost estimate as set forth in Clause (A) above. If the Final Plans are revised pursuant to Clause (B) above, then Landlord shall request that the general contractor provide a revised cost estimate to Tenant based upon the revisions to the Final Plans. Such modifications and revisions shall be subject to Landlord's reasonable approval and shall be in accordance with the standards set forth in Paragraph (b) of this Work Letter. Within fifteen (15) business days after receipt of the general contractor's original written cost estimate and the description, if any, of any Tenant Delay, Tenant shall give its final approval of the Final Plans to Landlord which shall constitute authorization to commence the construction of the Tenant Improvements in accordance with the Final Plans, as modified or revised. Tenant shall signify its final approval by signing a copy of each sheet or page of the Final Plans and delivering such signed copy to Landlord.

(d)    Construction. Landlord shall commence construction of the Tenant Improvements within ten (10) days following the later of (i) the approval of the Final Plans, or (ii) Landlord's receipt of any necessary Permits. Landlord shall diligently pursue completion of construction of the Tenant Improvements and use its commercially reasonable efforts to complete construction of the Tenant Improvements as soon as reasonably practicable. Notwithstanding anything in this Fourth Amendment to the contrary, Landlord's Construction Allowance shall be used only for the construction of the Tenant Improvements, and if construction of the Tenant Improvements is not completed within six (6) months following the Effective Date of this Fourth Amendment ("Construction Termination Date"), then Landlord's obligation to provide the Landlord's Construction Allowance shall terminate and become null and void, and Tenant shall be deemed to have waived its rights in and to said Landlord's Construction Allowance.

(e)    Landlord's Construction Allowance. Subject to the terms and provisions of this Work Letter, Landlord shall pay the cost of the Tenant Improvements ("Work") up to the amount of $353,500.00 ("Landlord's Construction Allowance"). If the amount of the lowest qualified bid to perform the Work exceeds the Landlord's Construction Allowance, Tenant shall bear the cost of such excess and shall pay the estimated cost of such excess to Landlord prior to commencement of construction of such Tenant Improvements and a final adjusting payment based upon the actual costs of the Tenant Improvements shall be made when the Tenant Improvements are completed. If the cost of the Work is less than such amount, then upon written request from Tenant, Landlord shall provide Tenant with a credit towards the next payment(s) of Monthly Rent equal to fifty percent (50%) of the difference between the actual cost of the Work and Landlord's Construction Allowance; provided, however, in the event Tenant fails to make such request within thirty (30) days after the Substantial Completion, then Tenant's right to such credit shall be waived. All remaining amounts due to Landlord shall be paid upon the earlier of Substantial Completion of the Tenant Improvements or presentation of a written statement of the sums due, which statement may be an estimate of the cost of any component of the Work. The cost of the permits, working drawings, hard construction costs, mechanical and electrical planning, fees, permits, general contract overhead, and a coordination fee payable to Landlord equal to five percent (5%) of the actual costs of construction and such costs or permits, fees, planning and contractor overhead shall be payable out of the Landlord's Construction Allowance and shall be included in the cost of the Work. The cost of the Work shall not include any other fees payable to Landlord.

(f)    Change Order. If Tenant shall desire any changes to the Final Plans, Tenant shall so advise Landlord in writing and Landlord shall determine whether such changes can be made in a reasonable and feasible manner. Any and all costs of reviewing any requested changes, and any and all costs of making any changes to the Tenant Improvements which Tenant may request and which Landlord may agree to shall be at Tenant's sole cost and expense and shall be paid to Landlord upon demand and before execution of the change order. In no event shall Landlord be obligated to perform any Tenant Improvements which would extend the construction period past the Construction Termination Date, unless such extension was mutually agreed to in writing by Landlord and Tenant prior to the commencement of said construction. If Landlord approves Tenant's requested change, addition, or alteration, the Space Planner, at Tenant's sole cost and expense, shall complete all working drawings necessary to show the change, addition or alteration being requested by Tenant.

(g)    Substantial Completion. "Substantial Completion" of construction of the Tenant Improvements shall be defined as the date upon which the Space Planner or other consultant engaged by Landlord determines that the Tenant Improvements have been substantially completed in accordance with the Final Plans except for Punch List items (defined below), unless the completion of such improvements was delayed due to any Tenant Delay (defined below), in which case the date of Substantial Completion shall be the date such improvements would have been completed, but for the Tenant Delays. The term "Punch List" items shall mean items that constitute minor defects or adjustments which can be completed after occupancy without causing any material interference with Tenant's use of the Premises. After the completion of the Tenant Improvements, Tenant shall, upon demand, execute and deliver to Landlord a letter of acceptance of improvements performed on the Premises. The term "Tenant Delay" shall include, without limitation, any delay in the completion of construction of Tenant Improvements resulting from (i) Tenant's failure to comply with the provisions of this Work Letter, (ii) any additional time as reasonably determined by Landlord required for ordering, receiving, fabricating and/or installing items or materials or other components of the construction of Tenant Improvements, including, without limitation, mill work, (iii) delay in work caused by submission by Tenant of a request for any change order (defined below) following Tenant's approval of the Final Plans, or for the implementation of any change order, or (iv) any delay by Tenant in timely submitting comments or approvals to the Temporary Plans or Final Plans. The failure of Tenant to take possession of or to occupy the Premises shall not serve to relieve Tenant of obligations arising on the Extension Term Commencement Date or delay the payment of Rent by Tenant.

EXHIBIT B

ONE RENEWAL OPTION AT MARKET

(a)    Provided that as of the time of the giving of the Second Extension Notice and the Commencement Date of the Second Extension Term, (x) Tenant is the Tenant originally named herein, (y) Tenant actually occupies all of the Premises initially demised under this Lease and any space added to the Premises, and (z) no Event of Default exists or would exist but for the passage of time or the giving of notice, or both; then Tenant shall have the right to extend the Lease Term for an additional term of five (5) years (such additional term is hereinafter called the "Second Extension Term") commencing on the day following the expiration of the Extension Term (hereinafter referred to as the "Commencement Date of the Second Extension Term"). Tenant shall give Landlord written notice (hereinafter called the "Second Extension Notice") of its election to extend the term of the Lease Term at least six (6) months, but not more than nine (9) months, prior to the scheduled expiration date of the Extension Term.

(b)    The Monthly Rent payable by Tenant to Landlord for the first year of the Second Extension Term ("Initial Monthly Rent") and for subsequent years during the Second Extension Term ("Subsequent Years Monthly Rent") (such rent to increase over the term of the Second Extension Term) shall be the then Fair Market Rent as defined in Paragraphs (c) and (d) below. Within fifteen (15) days following Tenant's delivery of the Second Extension Notice to Landlord, Landlord shall deliver to Tenant in writing Landlord's opinion as to the Fair Market Rent, the Initial Monthly Rent and the Subsequent Years Monthly Rent for the Premises for the Second Extension Term ("Landlord's Offer") and Tenant shall have fifteen (15) days following receipt of Landlord's Offer to either accept or reject such offer ("Fifteen Day Period"). If Tenant accepts Landlord's Offer, then Tenant shall notify Landlord in writing of such the parties shall promptly execute an amendment to Lease evidencing the Fair Market Rent, the Initial Monthly Rent, and the Subsequent Years Monthly Rent for the Second Extension Term and any other material terms relating to such Second Extension Term. If Tenant rejects the Landlord's Offer and Tenant is not able to obtain Landlord's consent on an alternative determination of Fair Market Rent, the Initial Monthly Rent and the Subsequent Years Monthly Rent for the Premises for the Second Extension Term within the Fifteen Day Period, then the parties shall promptly commence the selection of a Representative as set forth in Paragraph (d) below.

(c)    The term "Fair Market Rent" shall mean the Initial Monthly Rent and the Subsequent Years Monthly Rent, expressed as an annual rent per Premises Square Feet, which Landlord would have received from leasing the Premises for the Second Extension Term to any person or entity unaffiliated with Tenant, assuming that such space were to be delivered in its "as-is" condition, and taking into account the prevailing market rate for comparable space in the Building and comparable buildings in the vicinity of the Building (as evidenced by recent lease transactions in the past six (6) months), taking into account the size of the Lease, the length of the renewal term, annual market base rent escalations and the credit of Tenant. The Fair Market Rent, the Initial Monthly Rent and the Subsequent Years Monthly Rent shall not be reduced by reason of any costs or expenses saved by Landlord by reason of Landlord not having to find a new tenant for such premises (including, without limitation, brokerage commissions, costs of improvements, rent concessions or lost rental income during any vacancy period). The determination of Fair Market Rent as described below shall not affect or otherwise reduce or modify the Tenant's obligation to pay or reimburse Landlord for Operating Expenses and other reimbursable items during the Second Extension Term.

(d)    If, Landlord and Tenant do not reach an agreement during the Fifteen Day Period on the Initial Monthly Rent and the Subsequent Years Monthly Rent for the Premises during the Second Extension Term, then Landlord and Tenant shall each, within ten (10) days following the Fifteen Day Period, appoint an independent third party representative who shall (i) be a real estate broker or sales person licensed in the State of Texas, and (ii) have at least ten (10) years experience in the leasing of commercial office space (including at least two (2) years experience in the Austin, Texas metropolitan area), with each such independent third party representative being herein referred to as a "Representative." In the event either party fails to appoint a Representative within the ten (10) day period provided above, then the one appointed Representative shall determine the Initial Monthly Rent and the Subsequent Years Monthly Rent for the Premises during the Second Extension Term. The appointed Representatives shall, within thirty (30) days after their appointment, each advise Landlord and Tenant in writing as to their determination of the Initial Monthly Rent, and the Subsequent Years Monthly Rent for the Premises during the Second Extension Term. In the event the lower of the two (2) determinations of the Initial Monthly Rent and the Subsequent Years Monthly Rent established by the Representatives is equal to or less than five percent (5%) lower than the determination of the Initial Monthly Rent, and the Subsequent Years Monthly Rent established by the other Representative, the two (2) determinations of the Initial Monthly Rent and the Subsequent Years Monthly Rent shall be averaged, and the average of such two (2) determinations shall constitute the Initial Monthly Rent and the Subsequent Years Monthly Rent for the Premises during the Second Extension Term. In the event the lower of the two (2) determinations of the Initial Monthly Rent and the Subsequent Years Monthly Rent established by the Representatives is more than five percent (5%) lower than the determination of the Initial Monthly Rent and the Subsequent Years Monthly Rent established by the other Representative, the appointed Representatives shall, within fifteen (15) days, mutually select an independent third party real estate appraiser who (i) has at least ten (10) years of experience in commercial real estate appraisal and valuation in the Austin, Texas metropolitan area, and (ii) is a member of the Appraisal Institute and is in good standing in the State of Texas as a licensed real estate appraiser (with such third party appraiser being hereinafter referred to as the "Appraiser"). If the Representatives are unable to agree, in writing and within said fifteen (15) day period, on an Appraiser, the Appraiser shall be selected by the Austin Chapter of the Appraisal Institute, or if such organization no longer exists, its successor organization. Within thirty (30) days after the selection of the Appraiser, the Appraiser shall make a determination as to the Initial Monthly Rent and the Subsequent Years Monthly Rent (which determination of the Initial Monthly Rent and the Subsequent Years Monthly Rent shall neither be lower than the lowest of the two (2) determinations of the Initial Monthly Rent and the Subsequent Years Monthly Rent established by the Representatives, nor higher than the highest of the two (2) determinations of the Initial Monthly Rent and the Subsequent Years Monthly Rent established by the Representatives), and such determination of the Initial Monthly Rent and the Subsequent Years Monthly Rent shall constitute the Initial Monthly Rent and the Subsequent Years Monthly Rent for the Premises during the Second Extension Term. Landlord and Tenant shall each pay all costs and expenses associated with the Representative each selected and one-half (1/2) of any costs and expenses associated with the Appraiser.

(e)    Notwithstanding anything herein to the contrary, the rent determination procedure in this Exhibit B must be completed at least three (3) months prior to the commencement of the Second Extension Term.

(f)    Except for the Initial Monthly Rent, and the Subsequent Years Monthly Rent as determined above, Tenant's occupancy of the Premises during the Second Extension Term shall be on the same terms and conditions as are in effect immediately prior to the expiration of the Extension Term.

(g)    If Tenant does not give the Second Extension Notice within the period set forth in Paragraph (a) above, Tenant's right to extend the Lease Term shall automatically terminate. Time is of the essence as to the giving of the Second Extension Notice.

(h)    If the Lease is extended for the Second Extension Term, then Landlord shall prepare and Tenant shall execute an amendment to the Lease confirming the extension of the Lease Term and the Initial Monthly Rent, and the Subsequent Years Monthly Rent as determined above.

(i)    If Tenant exercises its right to extend the term of the Lease for the Second Extension Term pursuant to this Exhibit B, the term "Lease Term" as used in the Lease, shall be construed to include, when practicable, the Second Extension Term.